FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX PUBLISHES INFORMATION STATEMENT REGARDING

THE REORGANIZATION OF ITS CORPORATE STRUCTURE

Mexico City, December 6, 2007. Teléfonos de México, S.A.B. de C.V. (Telmex) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY, LATIBEX: XTMXL) announced today that it has filed an information statement (folleto informativo) with the Comisión Nacional Bancaria y de Valores of Mexico and the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) with respect to the spin-off of its Latin American and yellow pages businesses to a new holding company to be called Telmex Internacional, S.A. B. de C.V. The information statement is in Spanish and is available on the website of the Mexican Stock Exchange at www.bmv.com.mx and the website of Telmex at www.telmex.com.

Telmex also announced that it has prepared an information statement in English for holders of its American Depositary Shares and its other shareholders outside Mexico. This information statement is available on Telmex’s website at www.telmex.com. Shareholders may receive a paper copy of the information statement free of charge by requesting a copy from Telmex’s Investor Relations department, telephone number +52 (55) 5222 5462.

Telmex expects that the shares of Telmex Internacional, S.A.B. de C.V. will be listed on the Mexican Stock Exchange and, in the form of American Depositary Shares, on a securities exchange in the United States.

Telmex is the leading telecommunications Company in Mexico. Telmex and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador and Peru. More information about Telmex can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A.B DE C.V.

Date: December 7, 2007	By:	/s/ Adolfo Cerezo Pérez
	Name:	Adolfo Cerezo Pérez
	Title:	Chief Financial Officer